[Reference Translation]

March 23, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on March 23, 2022 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Shares of Common Stock of TMC

(2) Total number of shares to be repurchased	80 million shares (maximum) (Represents 0.58% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	JPY 100 billion (maximum)

(4) Period of repurchase	From March 24, 2022 to May 10, 2022

2.	Reason for repurchasing shares

To promote capital efficiency, TMC will more flexibly repurchase its common stock than before while comprehensively considering factors such as the price level of its common stock.

(References) Number of treasury common stock as of February 28, 2022

• Total number of issued common shares (excluding treasury stock) :	13,791,408,739 shares

• Number of treasury common stock:	2,523,578,721 shares

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